October 6, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Newmarkt Corp. Registration Statement on Form S-1/A Filed August 7, 2016 File No. 333-212821

Ladies and Gentlemen:

We are submitting this letter on behalf of Newmarkt Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 19, 2016 relating to the Company’s Registration Statement on Form S-1 Amendment 1 (Registration No. 333-212821) filed with the Commission on September 7, 2016 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Prospectus Summary, page 5

1.      We note your response to our prior comment 2 and reissue in part. Please disclose your monthly burn rate.

Response:

Monthly burn rate of the Company is approximately $2,500 per month. The rate mainly includes attorney and auditors fees, rent payments and bank service charges.

Directors, Executive Officers, Promoter and Control Persons, page 23

2.      We note your response to our prior comment 11 and reissue. We note your disclosure indicating that Mr. Razvodovksij worked for UAB “Kantorius” for the past five years. Please clarify whether Mr. Razvodovskij is still presently employed by UAB “Kantorius” since there is no indication if and when he ceased working for that company. As such, please revise to clarify if Mr. Razvodovskij remains employed by UAB “Kantorius” and, if not, when such employment concluded.

Response:

Mr. Razvodovksij is presently not employed by UAB “Kantorius”. He was working at UAB “Kantorius” till June 2015. Since June 2015 Mr. Razvodovksij is engaged in activities of Newmarkt Corp. and serve as sole officer and director of the Company.

Sincerely,

/s/ Denis Razvodovskij

President of Newmarkt Corp.